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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G/A

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   17 )*
                                          ---

                            Del Laboratories, Inc.
                     ----------------------------------
                              (Name of Issuer)


                  Common Stock, par value $1.00 per share
                  ---------------------------------------
                       (Title of Class of Securities)


                                24509110309
                     ----------------------------------
                              (CUSIP Number)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 4 pages
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CUSIP No. 24509110309                13G                 Page  2  of  4  Pages
          -----------                                         ---    ---

-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

      Dan K. Wassong
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*
                                                            (a)  / /
                                                            (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

      U.S.A.
-------------------------------------------------------------------------------
                     (5) Sole Voting Power
                           2,188,779
Number of Shares    -----------------------------------------------------------
 Beneficially        (6) Shared Voting Power
 Owned by                  -0-
 Each Reporting     -----------------------------------------------------------
 Person With         (7) Sole Dispositive Power
                           2,135,737
                    -----------------------------------------------------------
                     (8) Shared Dispositive Power
                              53,042
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
      2,188,779
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9
      33.4%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
      IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 4 pages
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ITEM 4.  OWNERSHIP.

         (a) Amount Beneficially Owned:

               2,188,779 shares(1)

         (b) Percent of Class:

               33.4%(2)

         (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote:
                    2,188,779

            (ii) Shared power to vote or direct the vote:
                    -0-

           (iii) Sole power to dispose or direct the disposition of:
                    2,135,737

            (iv) Shared power to dispose or direct the disposition of:
                    53,042


------------------
   (1) Includes 1,294,016 shares owned individually by Mr. Wassong, 839,388 shares issuable upon exercise of options held by Mr. Wassong, 2,333 shares owned by Mr. Wassong's wife (as to which he disclaims beneficial ownership) and 53,042 shares held for the account of Mr. Wassong by the Issuer's Employee Stock Ownership Plan (as of the latest annual report for the Plan).

   (2) Based on 5,713,560 shares outstanding at December 31, 1997 and 839,388 shares issuable upon exercise of options held by Mr. Wassong.


                              Page 3 of 4 pages

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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 13, 1998               /s/ Dan K. Wassong
                                       ----------------------------------------
                                       Dan K. Wassong


                              Page 4 of 4 pages